Mail Stop 3561

November 20, 2009

James R. Segreto
Chief Financial Officer, Treasurer and Secretary
SPAR Group, Inc.
560 White Plains Road, Suite 210
Tarrytown, New York 10591

>   **Re: SPAR Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 23, 2009**
>   **File No. 333-162657**

Dear Mr. Segreto:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please note that we will not consider a request to accelerate effectiveness of this registration statement until you have resolved all outstanding comments that the staff has issued on your Form 10-K for the period ending December 31, 2008.

Prospectus Cover Page

2. Please tell us how you arrived at the number of shares that are held by affiliates vs. non-affiliates.

Where You Can Find More Information, page 4

3. Please revise your incorporation by reference discussion to avoid the use of defined terms. Refer to Rule 421(b)(3) under the Securities Act of 1933; and Division of Corporation Finance, Updated Staff Legal Bulletin No. 7, Plain English Disclosure (June 7, 1999) available on our website at www.sec.gov.

4. Please revise your incorporation by reference discussion beginning on the bottom of page four to specifically list all documents you are incorporating. By way of example only, you should specifically list the Forms 10-Q and 8-K you are incorporating by reference as opposed to the general reference you currently make. Refer to Item 12, Incorporation of Certain Information by Reference, of Form S-3.

Risk Factors, page 17

Our Other Risk Factors, page 9

5. We note your discussion of you "Other Risk Factors" and your acknowledgement that your stock is currently illiquid and that a large block of voting shares is held by your co-founders. It appears that your stock price has been subject to significant volatility. Please elaborate upon your second bullet point to discuss the risks associated with this volatility or discuss why you do not believe this is appropriate.

6. Please expand your sixth bullet point on page 18 to provide further detail of the financial covenant violations that occurred in 2007 and 2008, and disclose any relevant terms or conditions of the waiver.

Item 17. Undertakings, page II-8

7. In the third paragraph on page II-9 you refer to "paragraphs (i), (ii) and (iii)" but these paragraphs do not exist in your undertakings. Please revise.

Signatures, page II-11

8. Please revise your signature page to include the signature of your principal financial officer. We note that Mr. Segreto has signed your registration statement on behalf of the registrant, but he must also sign in his capacity as your principal

financial officer. Refer to Section 6(a) of the Securities Act of 1933, as amended, and Instruction 1 to the Signatures section of Form S-3.

Item 16. Exhibits

9. Your exhibit index states that several of your exhibits have been filed with this registration statement, however, we are unable to locate your form of underwriting agreement, common stock certificate, preferred stock certificate, legality opinion, list of subsidiaries and several consents. At the same time, you indicate by asterisk that these exhibits will be filed by amendment or as an exhibit to a current report on Form 8-K. Please revise to clarify whether you are filing these exhibits now or plan to file them in the future, keeping in mind that many of these exhibits must be filed prior to seeking effectiveness, such as your legality opinion. For example, refer to Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations located at our web-site.

10. Please file an auditor's consent that includes a conformed signature. Refer to Rule 2-02(a) of Regulation S-X and Item 601(b)(23) of Regulation S-K.

11. We note your indication that exhibits 10.7 through 10.11 (Amended and Restated Change in Control Severance Agreements) and 10.60 (Amendment No. 14 to Third Amended And Restated Revolving Credit And Security Agreement) are incorporated by reference from your Form 10-K for the fiscal year ended December 31, 2008. These exhibits are referenced in the exhibit index but were not filed with the referenced 10-K. Please file these exhibits with your next amendment and confirm to us that all exhibits you reference as being previously filed are currently on file.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have any questions on these comments. You may also contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lawrence David Swift, Esq.
Troutman Sanders LLP
Via Facsimile 212.704.5905